UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

    For the transition period from-------------------to----------------------

                          Commission file number 1-8061

                 FREQUENCY ELECTRONICS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)

                           Frequency Electronics, Inc.
               55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

                  (Name of issuer of the securities held pursuant to
                       the plan and the address of its principal
                                  executive offices)

        Registrant's telephone number, including area code (516) 794-4500

           Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                   Alan Miller
                             Chief Financial Officer
                           Frequency Electronics, Inc.
                           55 Charles Lindbergh Blvd.
                             Mitchel Field, NY 11553

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

                          YEAR ENDED DECEMBER 31, 2003



                                    CONTENTS


                                                                         Page
a) FINANCIAL STATEMENTS:

     Report of Independent Registered Public Accounting Firm              3

     Statements of Net Assets Available for Benefits                      4

     Statement of Changes in Net Assets Available for Benefits            5

     Notes to Financial Statements                                      6 - 9

     SUPPLEMENTAL SCHEDULE:

     Schedule of Assets (Held at Year End)                               10

b) EXHIBITS:

     Exhibit 23.1  Consent of Independent Registered Public
                   Accounting Firm                                       11

     Exhibit 99.1  Certification of Chief Executive Officer and
                   Chief Financial Officer                               12

     Exhibit 99.2  Certification by a Trustee of the Plan                13

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. FREQUENCY ELECTRONICS, INC. Registrant

                                                       By: /s/ Alan L. Miller
                                                       ----------------------
                                                           Alan L. Miller
                                                       Chief Financial Officer
                                                           and Controller

Dated: July 13, 2004




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Frequency Electronics, Inc. 401(k) Savings Plan
                                                (Name of Plan)

Date: July 13, 2004                 By:

                                          /s/Robert Klomp
                                          ------------------------------------
                                          Robert Klomp, Trustee

                                          /s/Markus Hechler
                                          ------------------------------------
                                          Markus Hechler, Trustee

                                          /s/Marvin Meirs
                                          ------------------------------------
                                          Marvin Meirs, Trustee

Report of Independent Registered Public Accounting Firm


To the Trustees of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/Holtz Rubenstein & Co., LLP
------------------------------
Holtz Rubenstein & Co., LLP

June 30, 2004
Melville, New York

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                              December 31,
                                                        2003               2002
                                                        ----               ----

ASSETS:
  Cash and Cash Equivalents                    $      48,153       $     39,937
  Investments                                      9,135,044          6,606,642
  Loans Receivable from Participants                 322,332            209,779
  Contribution Receivable - Employer                  86,386             81,689
  Contribution Receivable - Participants                   -             13,922
                                                 -----------       ------------

     Net Assets Available for Benefits           $ 9,591,915        $ 6,951,969
                                                 ===========       ============




















The accompanying notes are an integral part of these financial statements.

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2003




ADDITIONS:
   Additions to net assets attributed:
     Investment Income:
       Net appreciation in fair value of investments                $ 1,396,161
       Interest                                                          51,352
       Dividends                                                        178,233
                                                                    -----------
                                                                      1,625,746
     Contributions:
       Participant contributions                                        675,186
       Rollover contributions                                           628,484
       Employer contributions                                           360,409
                                                                    -----------
                                                                      1,664,079
Total Additions                                                       3,289,825
                                                                    -----------

DEDUCTIONS:
     Deductions from net assets attributed to:
        Benefits paid to participants                                   649,879
                                                                    -----------

NET INCREASE                                                          2,639,946

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  6,951,969
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                      $ 9,591,915
                                                                    ===========







The accompanying notes are an integral part of these financial statements.

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2003




  1. Plan Description

     The following description of the Frequency Electronics, Inc. (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code covering employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan amendments - Effective January 1, 2003, the Plan was amended and restated in order to comply with all currently applicable laws and regulations. The amendment and restatement had no effect on benefits or net assets.

     Effective May 9, 2003, employees of FEI-ZYFER, Inc., which was acquired by the Company, became eligible to participate on that date without regard to the service requirement. Included in rollover contributions during the year ended December 31, 2003 were assets totaling approximately $625,000 representing the account balances of participants who previously participated in a qualified retirement plan sponsored by FEI-ZYFER, Inc.

     Effective August 1, 2003, the Plan changed its custodian and recordkeeper from MFS Retirement Services, Inc. ("MFS") to Metropolitan Life Insurance Company ("Met Life"). The Plan also changed investment options to accounts offered by Met Life. The Company and Reliance Trust Company hold the Plan's investment in Frequency Electronics, Inc. common stock.

     Contributions - Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan, subject to certain limitations imposed by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified benefit plans. The Company may make matching contributions, as defined by the Plan. Company contributions, if any, may consist of cash or qualifying employer securities. During the year ended December 31, 2003, Company contributions were made in the form of Company stock. The Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $2,500. Additionally, the Company contributed $500 on behalf of each eligible participant, regardless of their own contribution, if any. The maximum Company contribution is $3,000 per participant.

     Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Participants vest 20 percent after two years of service and 20 percent each year thereafter. A participant is 100 percent vested after six years of credited service.

     Participant loans - Loans are permitted against a participant's contributory account balance. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's contributory account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 11 percent. Principal and interest are paid ratably through payroll deductions.

     Payment of benefits - A participant may elect to receive the value of the vested interest in his or her account upon termination of service due to death, disability or retirement. An employee who became a participant on or after January 1, 1998, will generally receive their benefit as a lump-sum distribution. An employee who became a participant prior to January 1, 1998, will generally receive their benefit, unless otherwise elected, as a Qualified Joint and Survivor Annuity, if the participant is married, or as a life annuity, if unmarried. Participants who elect not to receive the annuity form of payment, may elect to receive a lump-sum distribution or a distribution in substantially equal monthly, quarterly, semi-annual or annual installments (over a term that does not extend beyond the participant's or designated beneficiary's actuarial life expectancy).

     Forfeited accounts - At December 31, 2003, forfeited non-vested accounts, and earnings thereon, totaled approximately $29,800. These accounts may be used to pay administrative costs of the Plan. Any such accounts not used to pay administrative costs will be reallocated to participants in the same manner as employer contributions.

     Plan expenses - Expenses associated with administering the Plan are paid by the Company.

  2. Summary of Significant Accounting Polices

     Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment valuation and income recognition - The Plan's investments are stated at fair value based upon quoted market prices, except for the Plan's benefit responsive investment contract with an insurance company, which is valued at contract value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized in the period earned. Dividends are recorded on the ex-dividend date. Gains and losses on the sales of investments are recognized when realized, while unrealized gains and losses are recognized daily based on fluctuations in market value. Realized and unrealized gains and losses are netted in the financial statements.

     Frequency Electronics, Inc. Common Stock Fund - The Frequency Electronics, Inc. Common Stock Fund is a nonparticipant directed fund. All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock. This stock is valued at the last sale price on the American Stock Exchange on the last business day of the year. Common stock approximated $1,780,000 (19%) and $988,000 (14%) of investments at December 31, 2003 and 2002, respectively.

     Information about the significant components of the change in net assets related to the nonparticipant-directed investment during the year ended December 31, 2003 is as follows:

        Balance, January 1, 2003                                    $   988,399
        Employer Contributions                                          355,712
        Net Appreciation in Fair Value of Investments                   494,919
        Investment Income                                                21,706
        Distributions                                                   (80,765)
                                                                    -----------
        Balance, December 31, 2003                                    1,779,971
                                                                    ===========

        Payment of benefits - Benefits are recorded when paid.

  3. Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2003:

        Met Life Stable  Value  Option - Premier  Pooled
          Guaranteed Investment Contract (GIC) NAV Product;
          257,849 shares                                            $  2,670,754
        Federated Capital Appreciation Fund; 81,704 shares             1,950,281
        Calvert Income Fund; 33,365 shares                               569,203
        American Funds - Growth Fund of America; 35,248 shares           864,974
        Frequency Electronics, Inc. Common Stock; 122,757 shares       1,779,971

     The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2002:

        MFS Emerging Growth Fund; 19,199 shares                       $  411,838
        MFS Massachusetts Investors Trust; 86,575 shares               1,114,231
        MFS High Income Fund; 122,012 shares                             427,043
        MFS Capital Opportunities Fund; 57,744 shares                    539,337
        MFS Fixed Fund; 2,318,512 shares                               2,318,512
        Frequency Electronics, Inc. Common Stock; 96,595 shares          988,399

  4. Investment Contract with Insurance Company

     The Plan has entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life") referred to as the Met Life Stable Value Option. Met Life maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Met Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 3.25% for the period August 1, 2003 to December 31, 2003. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The interest rate is reviewed on a quarterly basis for resetting. The crediting interest rate at December 31, 2003 was 3.25%.

  5. Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

  6. Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

  7. Parties in Interest/Related Party Transactions

     The Plan's investments include shares of common stock issued by the Plan Sponsor, Frequency Electronics, Inc. This stock is valued at the last sale price on the American Stock Exchange on the last business day of the year. Investment in Frequency Electronics, Inc. common stock is permitted under the provisions of the Plan.

     The Plan has entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life"). Met Life is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan.

     During the year ended December 31, 2003, the three trustees were also members of the Plan.

  8. Cash Dividend

     During calendar year 2003, the Board of Directors of Frequency Electronics, Inc. declared a cash dividend of $.10 (ten cents) per share payable June 1 and December 1. This dividend aggregated approximately $21,700 in 2003.

  9. Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

        SCHEDULE H, LINE 4i - PN 003; EIN-1986657; FORM 5500 SCHEDULE OF
                          ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003



 (a)                     (b)                                           (c)                               (d)           (e)
        Identity of issuer, borrower, lessor,                                                                        Current
        or similar party                                    Description of investment                    Cost         Value
------- --------------------------------------- -- --------------------------------------------- -- ------------- ------------

  *     Met Life Stable Value Option -             Guaranteed interest account with a
        Premier Pooled GIC NAV Product             crediting interest rate of 3.25% as of
                                                   December 31, 2003.                               $  2,670,754  $  2,670,754

        Blackrock Index Equity Fund                Interest in registered investment company.             80,952        89,233

        American Funds - American Balanced         Interest in registered investment company.            306,386       336,210
        Fund

        Federated Capital Appreciation Fund        Interest in registered investment company.          1,735,502     1,950,281

        Calvert Income Fund                        Interest in registered investment company.            568,578       569,203

        Lord Abbett Small Cap Value Fund           Interest in registered investment company.            341,716       384,423

        JPMorgan Mid Cap Value Fund                Interest in registered investment company.             38,055        41,503

        Alger Mid Cap Growth Fund                  Interest in registered investment company.            107,898       120,334

        American Funds - Growth Fund of            Interest in registered investment company.            759,584       864,974
        America Fund

        Oppenheimer Global Fund                    Interest in registered investment company.            149,027       179,544

        Oppenheimer Developing Markets Fund        Interest in registered investment company.             69,738        77,984

        Blackrock Government Income Fund           Interest in registered investment company.             44,200        43,956

        MFS Strategic Value Fund                   Interest in registered investment company.             24,510        26,674

  *     Frequency Electronics, Inc. Common         Common stock of Frequency Electronics, Inc
        Stock                                      Par value $1.00.                                    1,406,808     1,779,971

  *     Participant loans                          Loans to plan participants.  Various
                                                   maturity dates through June 2031 with
                                                   interest at prevailing commercial rates
                                                   (4.0% - 11.0%) and secured by the
                                                   participants vested account balance.                        -       322,332

        * Denotes party in interest.

                                                                    Exhibit 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement No. 333-40506 on Form S-8 pertaining to the Frequency Electronics, Inc. 401(k) Savings Plan of our report dated June 30, 2004 with respect to the financial statements and supplemental schedule of the Frequency Electronics, Inc. 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2003.



                           /s/HOLTZ RUBENSTEIN & CO., LLP
                           ------------------------------
                              HOLTZ RUBENSTEIN & CO., LLP


Melville, New York
July 13, 2004

                                                                    Exhibit 99.1


      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                         OF FREQUENCY ELECTRONICS, INC.


Each of the undersigned hereby certifies, for the purposes of Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Frequency Electronics, Inc. that, to his knowledge, the Annual Report for the Frequency Electronics, Inc. 401(k) Savings Plan on Form 11-K for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K.


Date: July 13, 2004


By: /s/Martin Bloch
-------------------
       Martin Bloch
       Chief Executive Officer


Date: July 13, 2004

By: /s/Alan Miller
------------------
       Alan Miller
       Chief Financial Officer

                                                                    Exhibit 99.2


            CERTIFICATION BY A TRUSTEE OF THE FREQUENCY ELECTRONICS,
                INC. 401(k) SAVINGS PLAN PURSUANT TO SECTION 906
                            OF THE SARBANES-OXLEY ACT


The Certification below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

In my capacity as a trustee of the Frequency Electronics, Inc. 401(k) Savings Plan, I hereby certify that, to the best of my knowledge, Frequency Electronics, Inc. 401(k) Savings Plan's annual report on Form 11-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such annual report fairly presents, in all material respects, the financial condition and results of operations of the Frequency Electronics, Inc. 401(k) Savings Plan.


/s/ Robert Klomp
----------------
   Robert Klomp
Trustee, Frequency Electronics, Inc.
401(k) Savings Plan

Dated: July 13, 2004